# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Delixy Holdings Ltd, CIK 0002025218
CUSIP: G2703G103
Title of class of securities: Ordinary Shares, par value US$0.000005 per share
Address of issuer's principal executive offices: 883 North Bridge Road #04-01, Southbank, Singapore, Singapore (U0), 198785
Date of event which requires filing of this statement: 07/10/2025
Filed by CIK 0002078864
Persons authorized to receive notices and communications: Xie Dongjian, 883 North Bridge Road #04-01, Southbank, Singapore, Singapore (U0), 198785, (65) 6291 3184

## Reporting persons
- Tran Tieu Cam (CIK 0002078864): type of reporting person: individual (IN); citizenship or place of organization: Viet Nam (Q1); source of funds: other (OO); sole voting power 2,468,000; shared voting power 0; sole dispositive power 2,468,000; shared dispositive power 0; aggregate amount beneficially owned 2,468,000 (15.09% of the class)
  Comment: (1) Note to Item 9: Consists of 2,468,000 ordinary shares of the Issuer, par value US$0.000005 per share ("Ordinary Shares") beneficially held by Ms. Tran Tieu Cam (the "Reporting Person", or "Ms. Tran"). The Reporting Person holds the 2,468,000 Ordinary Shares through Novel Majestic Limited. Novel Majestic Limited is a company incorporated in the BVI and wholly owned by the Reporting Person. The Reporting Person therefore has voting and/or dispositive control over the Ordinary Shares held by Novel Majestic Limited, and may be deemed the beneficial owner of all ordinary shares held by Novel Majestic Limited.
  
  (2) Note to Item 13: This percentage is calculated based on a total of 16,350,000 Ordinary Shares of the Issuer's issued and outstanding Ordinary Shares as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission ("SEC") on July 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.000005 per share
Name of issuer: Delixy Holdings Ltd
Address of issuer's principal executive offices: 883 North Bridge Road #04-01, Southbank, Singapore, Singapore (U0), 198785
Comment: Delixy Holdings Limited is a company incorporated in the Cayman Islands.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Novel Majestic Limited and Ms. Tran.
Residence or business address: Ms. Tran resides in Room 4506, Sunwah Pearl White House, Ho Chih Minh City, Vietnam 70000. The registered address of Novel Majestic Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
Present principal occupation or employment: The Reporting Person is the director and controlling shareholder of Novel Majestic Limited.
Criminal convictions in the last five years: During the last five years, neither (1) Ms. Tran, nor (2) Novel Majestic Limited nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither (1) Ms. Tran, nor (2) Novel Majestic Limited nor any of its officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Novel Majestic Limited is a company incorporated in the British Virgin Islands. Ms. Tran is a citizen of Vietnam.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The ultimate beneficial owner of Novel Majestic Limited, Ms. Tran Tieu Cam, has provided services to Delixy Holdings Limited (the "Company") since 2018 by introducing leads and contacts to the group. Since 2018, the referrals provided by Ms. Tran have contributed on average approximately US$400,000 in gross profit annually to the group. These business transactions also enhanced the profile of the group. Ms. Tran was not compensated throughout the years for her referrals. As compensation for her contributions to the Group, which were considered to be similar to those typically made by a partner, Mr. Xie, the CEO of the Company, agreed with Ms. Tran to allot certain shares in the group to her should the group decide to pursue liquidity events, such as an IPO. In determining the number of shares to allot to Novel Majestic, which represents 18.62% of the total issued shares of the Company prior to the offering, Mr. Xie considered Delixy Energy Pte. Ltd.'s audited net asset value of approximately US$11.9 million as at December 31, 2022. The implied value of the contributions of Ms. Tran was estimated to be approximately US$2.2 million at that time (or approximately US$400,000 over a period of six years from 2018 to 2024).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Ordinary Shares beneficially owned by her as compensation for her services provided to the Company since 2018. The Reporting Person holds the Ordinary Shares for investment purposes. As a significant shareholder of the Company, she may be asked to discuss and vote on matters related to items (a) through (j) of this Item 4 of Schedule 13D with other shareholders of the Company.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to rows 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to rows 7 to 10 of the Cover Page.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Lock-Up Agreement - Pursuant to the terms of a Lock-Up agreement dated July 8, 2025, (the "Lock-Up Agreement"), a copy of the form of which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference, the Reporting Person has agreed subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of the Issuer's Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Issuer's Ordinary Shares during the 6-month period following the date of the final prospectus relating to the offering, July 9, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Form of Lock-Up Agreement

## Signatures
- Tran Tieu Cam: /s/ Tran Tieu Cam, Tran Tieu Cam / Director of Novel Majestic Limited (08/05/2025)